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August 24, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: David Orlic and David Manion

Re:	Oxford Lane Capital Corp. Registration Statement on Form N-2 File Number: 333-272286

Ladies and Gentlemen:

On behalf of Oxford Lane Capital Corp. (the “Company”), this letter responds to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the Company, on July 6, 2023 relating to the Company’s registration statement on Form N-2 that was filed with the SEC on May 31, 2023 (the “Registration Statement”). For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the responses of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the draft registration statement on Form N-2 filed by the Company on the date hereof (such draft registration statement being referred to herein as the “Amended Registration Statement”).

Legal Comments

1.	Comment: Please include a specific reference to risks related to leverage in the paragraph cross-referencing the “Risk Factors” section on the cover of the Registration Statement.

Response: The Company has complied with this comment. See the cover page of the Amended Registration Statement.

2.	Comment: In the third paragraph of the section titled “About This Prospectus,” the disclosure states that “[t]his prospectus may contain estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and other third-party reports. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.” On a supplemental basis, please confirm that such industry publications and reports have not been commissioned by or on behalf of the Company.

Response: On a supplemental basis, the Company confirms that such industry publications and reports have not been commissioned by or on behalf of the Company.

3.	On page 1 of the Registration Statement, the disclosure says “[a] CLO borrows money by issuing debt securities to investors (including junior debt securities of the type we intend to invest), and the CLO equity is the first to bear the risk on the underlying statement.” Please clarify what “statement” is intended to refer to in this disclosure.

Response: The Company has revised this disclosure in connection with the Staff’s comment. See pages 1 and 51 of the Amended Registration Statement.

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4.	On page 3 of the Registration Statement, please define “CLO Assets.”

Response: The Company has complied with this comment. See page 1 of the Amended Registration Statement.

5.	On page 41 of the Registration Statement, please clarify how provisions of the Maryland General Corporation Law, the Company’s Charter and the Company’s Bylaws deterring takeover attempts may have an adverse impact on the price of the Company’s common stock.

Response: The Company has revised this disclosure in connection with the Staff’s comment. See page 40 of the Amended Registration Statement.

6.	The Staff notes that since the Company’s prior registration statement on Form N-2 (File No. 333-236574) filed on May 22, 2020 (the “Prior Registration Statement”), the Company’s Board of Directors has amended the Company’s Bylaws to repeal the exemption provided therein from the Maryland Control Share Acquisitions Act. The Prior Registration Statement discloses that the Company “will not amend [its] bylaws to repeal the current exemption from the Control Share Acquisition Act without [the] Board determining that it would be in the best interests of [the Company’s] stockholders and without the Company first notifying the SEC staff of its intention.” On a supplemental basis, please confirm who the Company notified at the Staff of its intention to amend its Bylaws and on what basis the Board of Directors determined that such amendments to the Company’s Bylaws were in the best interests of the Company and its stockholders.

Response: The Company respectfully advises the Staff on a supplemental basis that the disclosure in the Prior Registration Statement undertaking to notify the Staff prior to amending the Company’s Bylaws was made in connection with the Staff’s prior position that certain provisions of the Maryland Control Share Acquisition Act would, if implemented, violate Section 18(i) of the Investment Company Act of 1940, as amended. In this regard, the Company committed to so inform the Staff in response to a Staff comment indicating that “the Maryland Control Share Acquisition Act does not apply to registered investment companies” and requesting that the Company “inform the staff whether the Fund in the future intends to opt into the [Maryland Control Share Acquisition Act].”1

Because the Staff subsequently withdrew its prior guidance and indicated in May 20202 that it would not recommend enforcement action if a closed-end management investment company opts in to and uses state control share statutes, the Company has removed this disclosure from the Amended Registration Statement. The Company also respectfully advises the Staff that it is not aware of any separate regulatory basis necessitating such an undertaking.

In connection with its approval of the amendments to the Company’s Bylaws repealing the exemption from the Maryland Control Share Acquisitions Act (the “Amendments”), the Company’s Board of Directors first considered its fiduciary obligations to the Company and applicable federal and state law provisions. Specifically, the Board of Directors considered Title 3, Subtitle 7 of the Maryland General Corporation Law, as well as the SEC’s May 2020 informal guidance discussed above. The Board also determined that the Amendments were in the best interests of the Company and its stockholders. In making such determination, the Board considered that the Amendments limit the ability of a single stockholder to exert undue influence in pursuit of short-term gains at the expense of the long-term value for the Company and its stockholders to achieve its investment objective.

7.	The legal opinion of counsel filed as Exhibit (l)(1) states that the opinion assumes that “the Base Indenture and each supplemental indenture containing the specific terms and conditions for each issuance of the Debt Securities (each a “Supplemental Indenture”) will have been duly authorized, executed and delivered by each of the Company and the Trustee in accordance with the terms of the Base Indenture.” Because the Base Indenture has already been authorized and executed by the Company and trustee, please revise the opinion accordingly.

Response: The Company has complied with this comment.

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[1]	See Letter from Steven B. Boehm, Sutherland Asbill & Brennan LLP, to Mary A. Cole, SEC (Aug. 10, 2010); Letter from Steven B. Boehm, Sutherland Asbill & Brennan LLP, to James E. O’Connor and Kathy Churko, SEC (Aug. 23, 2017).

[2]	SEC Division of Investment Management Staff Statement on Control Share Acquisition Statutes, May 27, 2020. Cf. Boulder Total Return Fund, SEC No-Action Letter, Nov. 15, 2010.

August 24, 2023 Page 3

Should you have any questions or comments, please contact the undersigned at (202) 261-3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle